The Bank of New York Mellon / SBSD

CIK 0001878049

This Form SBSE-A/A filing is being made in order to:

- Update Question 1I – Chief Compliance Officer
- Add a Principal (Michelle Marie Logue) to Schedule A as Chief Compliance Officer
- Attach a supplemental employment history for Nehal Udeshi

NOTE: A current Form 7R is attached.

Thank you. Rosemary Francavilla 212-815-4596